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                             February 14, 2023

       Jim Lee
       General Counsel
       Maxar Technologies Inc.
       1300 West 120th Avenue
       Westminster, Colorado 80234

                                                        Re: Maxar Technologies
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 31,
2023
                                                            File No. 001-38228

       Dear Jim Lee:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed on January 31, 2023

       General

   1. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your
analysis should address the factors set forth in Sections 201.01 and
                                                        201.05 of the staff's
Going Private Transactions, Exchange Act Rule 13e-3, and Schedule
                                                        13E-3 Compliance and
Disclosure Interpretations.
 Jim Lee
FirstName LastNameJim
Maxar Technologies Inc. Lee
Comapany14,
February  NameMaxar
            2023      Technologies Inc.
February
Page 2 14, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing